SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

Regional Management Corp.

(Name of Issuer)

Common Stock, $0.10 Par Value

(Title of Class of Securities)

75902K106
(CUSIP Number)

Matthew Lindenbaum
Basswood Capital Management, L.L.C.
645 Madison Avenue, 10th Floor
New York, NY 10022
(212) 521-9500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

(with copies to)
Michael A. Schwartz, Esq.
Michael E. Brandt, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
(212) 728-8000

December 7, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75902K106	Page 2 of 19 Pages
1	NAME OF REPORTING PERSON Basswood Capital Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 1,529,879 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 1,529,879 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,529,879 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.11%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No. 75902K106	Page 3 of 19 Pages
1	NAME OF REPORTING PERSON Basswood Partners, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 413,257 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 413,257 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 413,257 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.54%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 75902K106	Page 4 of 19 Pages
1	NAME OF REPORTING PERSON Basswood Financial Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 129,152 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 129,152 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 129,152 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.11%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 75902K106	Page 5 of 19 Pages
1	NAME OF REPORTING PERSON Basswood Financial Fund, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 76,193 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 76,193 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,193 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.65%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 75902K106	Page 6 of 19 Pages
1	NAME OF REPORTING PERSON Basswood Financial Long Only Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 27,470 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 27,470 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,470 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.24%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 75902K106	Page 7 of 19 Pages
1	NAME OF REPORTING PERSON Basswood Enhanced Long Short GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 690,180 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 690,180 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 690,180 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.92%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 75902K106	Page 8 of 19 Pages
1	NAME OF REPORTING PERSON Basswood Enhanced Long Short Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 690,180 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 690,180 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 690,180 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.92%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 75902K106	Page 9 of 19 Pages
1	NAME OF REPORTING PERSON Basswood Opportunity Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 256,635 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 256,635 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 256,635 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.20%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 75902K106	Page 10 of 19 Pages
1	NAME OF REPORTING PERSON Basswood Opportunity Fund, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 23,975 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 23,975 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,975 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.21%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 75902K106	Page 11 of 19 Pages
1	NAME OF REPORTING PERSON Matthew Lindenbaum
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 1,529,879 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 1,529,879 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,529,879 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.11%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 75902K106	Page 12 of 19 Pages
1	NAME OF REPORTING PERSON Bennett Lindenbaum
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 1,529,879 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 1,529,879 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,529,879 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.11%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.   Security and the Issuer

This Schedule 13D relates to the common stock, $0.10 par value per share (the “Common Stock”), of Regional Management Corp., a Delaware corporation (the “Issuer”), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The address of the Issuer’s principal executive offices is 979 Batesville Road, Suite B, Greer, South California 29651.

Item 2.   Identity and Background

(a)	This Schedule 13D is being filed on behalf of:

(i)
Basswood Capital Management, L.L.C. (the “Management Company”), Basswood Partners, L.L.C. (“Basswood Partners”), Basswood Enhanced Long Short GP, LLC (“Basswood Long Short GP”), each a Delaware limited liability company;

(ii)
Basswood Financial Fund, LP, Basswood Enhanced Long Short Fund, LP, Basswood Financial Long Only Fund, LP, Basswood Opportunity Partners, LP, each a Delaware limited partnership, and Basswood Financial Fund, Inc. and Basswood Opportunity Fund, Inc., each a Cayman Islands corporation (collectively, the “Funds”); and

(iii)	Matthew Lindenbaum and Bennett Lindenbaum.

The Funds and certain managed accounts directly own shares of Common Stock.  The Management Company is the investment manager or adviser to the Funds and the managed accounts and may be deemed to have beneficial ownership over the Common Stock directly owned by the Funds and managed accounts by virtue of the authority granted to it to vote and to dispose of the securities held by them, including the Common Stock held by them.  Basswood Partners is the general partner of each of Basswood Financial Fund, LP, Basswood Opportunity Partners, LP and Basswood Financial Long Only Fund, LP and may be deemed to have beneficial ownership over the Common Stock directly owned by such Funds by virtue of its position as general partner.  Basswood Long Short GP is the general partner of Basswood Enhanced Long Short Fund, LP and may be deemed to have beneficial ownership over the Common Stock directly owned by such Fund by virtue of its position as general partner. Matthew Lindenbaum and Bennett Lindenbaum are the managing members of the Management Company and control the business activities of the Management Company.  The Management Company, Basswood Partners, Basswood Long Short GP, the Funds, Matthew Lindenbaum and Bennett Lindenbaum may be referred to herein as the “Reporting Persons”.

(b)  The address of the principal business and principal office of each of the Reporting Persons is 645 Madison Avenue, 10th Floor, New York, New York 10022.

(c)  The principal business of the Management Company is to serve as investment manager or adviser to the Funds and the managed accounts, and to control the investing and trading in securities of the Funds and the managed accounts.  The principal business of each of Basswood Partners and Basswood Long Short GP is to serve as the general partner to the applicable Funds.  The principal business of each of the Funds is investing and trading in securities.  The principal business of each of Matthew Lindenbaum and Bennett Lindenbaum is to act as the managing member of each of the Management Company, Basswood Partners and Basswood Long Short GP.

(d)  None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Each of Matthew Lindenbaum and Bennett Lindenbaum is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

The Funds and the managed accounts expended an aggregate of $29,116,182.31 (excluding commissions, if any) to acquire the shares of Common Stock reported herein as beneficially owned by them.  The Funds and the managed accounts effect purchases and hold securities primarily through margin accounts maintained for them with each of J.P. Morgan Securities LLC, Morgan Stanley & Co., BNP Paribas Prime Brokerage and State Street Bank and Trust Company, which may extend margin credit to the Funds as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firms’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.   Purpose of Transaction.

Based on, among other things, the Issuer’s strong consumer finance franchise and the belief of the Management Company that the shares of Common Stock are trading at a significant discount to their fair value, the Management Company caused the Funds and managed accounts to acquire the shares of Common Stock reported herein for the purpose of investment.  The Management Company believes that the Issuer and its shareholders would benefit from the inclusion on the Issuer’s board of directors (the “Board”) of a representative of a significant shareholder.

On December 7, 2017, Jonathan Brown, a representative of the Management Company, spoke with Peter Knitzer, President and Chief Executive Officer of the Issuer, and requested that the Issuer appoint a representative of the Management Company to serve on the Board.  Mr. Knitzer acknowledged the Management Company’s request and indicated that the Board will consider it.

In addition, with respect to the Issuer, the Management Company may engage in discussions with the Board, the Issuer’s management, other shareholders of the Issuer, knowledgeable industry or market observers, potential acquirors of the Issuer and other persons regarding the Issuer’s business, strategy and future plans and alternatives that the Issuer could employ to increase shareholder value.  Any such discussions may include plans or proposals relating to or resulting in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

The Reporting Persons may make further acquisitions of Common Stock from time to time or dispose of any or all of the shares of Common Stock beneficially owned by the Funds and the managed accounts at any time.  Any such acquisition or disposition may be effected through privately negotiated transactions, in the open market, in block transactions or otherwise.  In addition, the Reporting Persons may enter into hedging or derivative transactions with respect to the securities of the Issuer, including the shares of Common Stock beneficially owned by them.  Any determination to acquire or dispose of securities of the Issuer will depend on a number of factors, including the Issuer’s business and financial position and prospects, other developments concerning the Issuer, the price levels of the Common Stock, general market and economic conditions, the availability of financing and other opportunities available to the Reporting Persons.

Except as set forth in this Schedule 13D, the Reporting Persons have no plans or proposals at present that relate to or would result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

 Item 5.  Interest in Securities of the Issuer.

(a)   As of the date of this Schedule 13D, each of the Reporting Persons beneficially owns shares of Common Stock in such numbers as set forth on the cover pages of this Schedule 13D.  The total number of shares each of the Reporting Persons beneficially owns represents such percentages as set forth on the cover pages to this Schedule 13D of the Common Stock outstanding.  The percentages used in this Schedule 13D are calculated based upon the 11,666,864 shares of Common Stock outstanding as of November 7, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017 and filed with the Securities and Exchange Commission on November 8, 2017.

(b)   The Management Company, Matthew Lindenbaum and Bennett Lindenbaum share voting and dispositive power over the 1,529,879 shares of Common Stock held directly by the Funds and the managed accounts.  Basswood Partners, the Management Company, Matthew Lindenbaum and Bennett Lindenbaum share voting and dispositive power over the 413,257 shares of Common Stock held directly by Basswood Financial Fund, LP, Basswood Opportunity Partners, LP and Basswood Financial Long Only Fund, LP.  Basswood Long Short GP, the Management Company, Matthew Lindenbaum and Bennett Lindenbaum share voting and dispositive power over the 690,180 shares of Common Stock held directly by Basswood Enhanced Long Short Fund, LP.

By virtue of the relationships among the Reporting Persons, as described in this Schedule 13D, the Reporting Persons may be deemed to be a “group” under the Federal securities laws. If the Reporting Persons were deemed to be such a “group,” such group would collectively beneficially own 1,529,879 shares of Common Stock.  Except as otherwise set forth in this Schedule 13D, (i) each Fund expressly disclaims voting and investment power with respect to the shares of Common Stock beneficially owned by each other Reporting Person and (ii) each of Basswood Partners and Basswood Long Short GP expressly disclaims voting and investment power with respect to the shares of Common Stock beneficially owned by each other Reporting Person, other than the shares of Common Stock held directly by the Fund or Funds for which each, respectively, serves as general partner, and the filing of this Statement shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that any such person is a beneficial owner of any shares as to which it disclaims voting and dispositive power.

(c)   Schedule I hereto sets forth all transactions with respect to the Common Stock effected by the Reporting Persons during the past sixty (60) days.  All such transactions were effected in the open market, and per share prices include any commissions paid in connection with such transactions.

(d)   Other than the Funds and the managed accounts that directly hold shares of Common Stock, and except as set forth in this Item 5, no other person is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale, of such shares of Common Stock.

(e)   Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 99.1, with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Issuer.

Item 7.   Material to be filed as Exhibits.

1.	Exhibit 99.1 - Joint Filing Agreement, dated as of December 15, 2017

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: December 15, 2017	BASSWOOD CAPITAL MANAGEMENT, L.L.C.

	By:	/s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: December 15, 2017	BASSWOOD PARTNERS, L.L.C.

	By:	/s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: December 15, 2017	BASSWOOD ENHANCED LONG SHORT GP, LLC

	By:	/s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: December 15, 2017	BASSWOOD ENHANCED LONG SHORT FUND, LP
By: Basswood Capital Management, L.L.C.

	By:	/s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: December 15, 2017	BASSWOOD FINANCIAL FUND, LP
By: Basswood Capital Management, L.L.C.

	By:	/s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: December 15, 2017	BASSWOOD FINANCIAL LONG ONLY FUND, LP
By: Basswood Capital Management, L.L.C.

	By:	/s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: December 15, 2017	BASSWOOD FINANCIAL FUND, INC.
By: Basswood Capital Management, L.L.C.

	By:	/s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: December 15, 2017	BASSWOOD OPPORTUNITY PARTNERS, LP
By: Basswood Capital Management, L.L.C.

	By:	/s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: December 15, 2017	BASSWOOD OPPORTUNITY FUND, INC.
By: Basswood Capital Management, L.L.C.

	By:	/s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: December 15, 2017	/s/ Matthew Lindenbaum
Matthew Lindenbaum

/s/ Bennett Lindenbaum
Dated: December 15, 2017	Bennett Lindenbaum

Schedule I

Fund	Trade Date	Shares Purchased (Sold)	Price
Basswood Managed Account	10/16/17	1,000	$ 24.64
Basswood Enhanced Long Short Fund, LP	10/25/17	4,906	$ 24.02
Basswood Financial Fund, LP	10/25/17	(1,639)	$ 24.02
Basswood Financial Fund, Inc.	10/25/17	841	$ 24.02
Basswood Financial Long Only Fund, LP	10/25/17	433	$ 24.02
Basswood Managed Account	10/25/17	1,338	$ 24.02
Basswood Managed Account	10/25/17	55	$ 24.02
Basswood Managed Account	10/25/17	181	$ 24.02
Basswood Managed Account	10/25/17	270	$ 24.02
Basswood Enhanced Long Short Fund, LP	10/26/17	5,074	$ 24.25
Basswood Enhanced Long Short Fund, LP	10/26/17	842	$ 24.19
Basswood Financial Fund, LP	10/26/17	1,697	$ 24.25
Basswood Financial Fund, LP	10/26/17	280	$ 24.19
Basswood Financial Fund, Inc.	10/26/17	871	$ 24.25
Basswood Financial Fund, Inc.	10/26/17	143	$ 24.19
Basswood Financial Long Only Fund, LP	10/26/17	449	$ 24.25
Basswood Financial Long Only Fund, LP	10/26/17	74	$ 24.19
Basswood Managed Account	10/26/17	1,385	$ 24.25
Basswood Managed Account	10/26/17	228	$ 24.19
Basswood Managed Account	10/26/17	57	$ 24.25
Basswood Managed Account	10/26/17	9	$ 24.19
Basswood Managed Account	10/26/17	188	$ 24.25
Basswood Managed Account	10/26/17	31	$ 24.19
Basswood Managed Account	10/26/17	279	$ 24.25
Basswood Managed Account	10/26/17	46	$ 24.19
Basswood Enhanced Long Short Fund, LP	10/27/17	7,657	$ 23.87
Basswood Financial Fund, LP	10/27/17	2,564	$ 23.87
Basswood Financial Fund, Inc.	10/27/17	1,316	$ 23.87
Basswood Financial Long Only Fund, LP	10/27/17	678	$ 23.87
Basswood Managed Account	10/27/17	2,091	$ 23.87
Basswood Managed Account	10/27/17	87	$ 23.87
Basswood Managed Account	10/27/17	284	$ 23.87
Basswood Managed Account	10/27/17	423	$ 23.87
Basswood Managed Account	10/31/17	29,722	$ 24.77
Basswood Enhanced Long Short Fund, LP	11/01/17	5,594	$ 24.40
Basswood Financial Fund, LP	11/01/17	395	$ 24.40
Basswood Financial Fund, LP	11/01/17	2,122	$ 24.24
Basswood Financial Long Only Fund, LP	11/01/17	194	$ 24.40
Basswood Enhanced Long Short Fund, LP	11/02/17	11,487	$ 25.08
Basswood Financial Fund, LP	11/02/17	813	$ 25.08
Basswood Financial Long Only Fund, LP	11/02/17	400	$ 25.08
Basswood Enhanced Long Short Fund, LP	11/22/17	2,125	$ 23.55
Basswood Financial Fund, LP	11/22/17	633	$ 23.55
Basswood Financial Fund, Inc.	11/22/17	351	$ 23.55
Basswood Financial Long Only Fund, LP	11/22/17	166	$ 23.55
Basswood Managed Account	11/22/17	562	$ 23.55
Basswood Managed Account	11/22/17	20	$ 23.55
Basswood Managed Account	11/22/17	128	$ 23.55
Basswood Managed Account	11/22/17	204	$ 23.55
Basswood Managed Account	11/22/17	136	$ 23.55
Basswood Enhanced Long Short Fund, LP	11/24/17	9,911	$ 24.11
Basswood Financial Fund, LP	11/24/17	2,968	$ 24.11
Basswood Financial Fund, Inc.	11/24/17	1,648	$ 24.11
Basswood Financial Long Only Fund, LP	11/24/17	785	$ 24.11
Basswood Managed Account	11/24/17	2,630	$ 24.11
Basswood Managed Account	11/24/17	96	$ 24.11
Basswood Managed Account	11/24/17	601	$ 24.11
Basswood Managed Account	11/24/17	957	$ 24.11
Basswood Managed Account	11/24/17	640	$ 24.11
Basswood Opportunity Fund, Inc	11/29/17	(19,493)	$ 24.39
Basswood Opportunity Partners, LP	11/30/17	92,274	$ 24.67
Basswood Opportunity Fund, Inc	11/30/17	(92,274)	$ 24.67
Basswood Financial Fund, Inc.	12/01/17	5,540	$ 24.26
Basswood Financial Long Only Fund, LP	12/01/17	362	$ 24.04